82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02030549

REGISTRANT'S NAME Samsung Electronics Co

*CURRENT ADDRESS

PROCESSED

APR 16 2002

THOMSON FINANCIAL

P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3109 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 3/15/02



PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.
Audit Report 2001

For the years ended December 31, 2001 and 2000

SAMIL ACCOUNTING CORPORATION

Samil Accounting Corporation
Kukje Center Building 21st Flr.
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(C.P.O. Box 2170, 100-621)
Telephone +82 2 709 0800
Facsimile +82 2 792 7001

Report of Independent Accountants

To the Shareholders and Board of Directors
Samsung Electronics Co., Ltd.

We have audited the accompanying balance sheets of Samsung Electronics Co., Ltd. as of December 31, 2001 and 2000, and the related statements of income, appropriations of retained earnings and cash flows for the years then ended, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, the changes in its retained earnings and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.

As discussed in Note 14, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

Continued;

As discussed in Note 14, in June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means including participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million is to be distributed to the Company and the Affiliates. As of December 31, 2001, the shares in Samsung Life Insurance Co., Ltd. were not sold. The ultimate effect of these matters on the financial position of the Company as of the balance sheet date cannot presently be determined.

As discussed in Note 22, the Company had sales of ₩1,402,703 million and US$12,910,292 thousand to subsidiaries and affiliated companies within the Samsung Group during the year ended December 31, 2001. Related accounts receivable as of December 31, 2001 amounted to ₩370,680 million and US$65,050 thousand.

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3.

The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. The procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries and jurisdictions. Accordingly, this report and the accompanying financial statements are not intended for use by those who are not informed about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
February 1, 2002

SAMSUNG ELECTRONICS CO., LTD.

BALANCE SHEETS
As of December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
ASSETS				
Current assets:				
Cash and cash equivalents (Note 4)	₩ 990,371	₩ 1,159,022	$ 746,886	$ 874,074
Short-term financial instruments (Note 4)	1,832,504	1,442,290	1,381,979	1,087,699
Trade accounts and notes receivable, net of provisions for doubtful accounts (Note 5)	887,743	1,162,484	669,490	876,685
Other accounts and notes receivable, net of provisions for doubtful accounts (Note 5)	419,051	659,700	316,026	497,511
Inventories (Note 6)	1,964,905	2,802,764	1,481,829	2,113,698
Prepaid expenses and other current assets	661,029	530,181	498,513	399,836
Total current assets	6,755,603	7,756,441	5,094,723	5,849,503
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 7)	13,232,499	12,324,429	9,979,260	9,294,441
Investments (Note 8)	6,499,613	5,409,741	4,901,669	4,079,744
Deferred income tax assets (Note 20)	376,331	178,206	283,810	134,394
Intangible assets, net of accumulated amortization (Note 9)	237,398	265,416	179,033	200,163
Long-term deposits and other assets (Note 10)	817,962	960,813	616,864	724,595
	₩ 27,919,406	₩ 26,895,046	$ 21,055,359	$20,282,840

Continued;

The accompanying notes are an integral part of these statements.

BALANCE SHEETS, Continued
As of December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Trade accounts and notes payable	₩ 1,527,056	₩ 1,492,046	$ 1,151,626	$ 1,125,223
Current portion of long-term debt (Notes 11 and 12)	965,044	2,357,174	727,786	1,777,657
Other accounts and notes payable	1,468,351	1,697,547	1,107,354	1,280,202
Accrued expenses	1,404,387	1,162,008	1,059,115	876,326
Dividends payable (Note 16)	254,187	422,741	191,695	318,810
Income taxes payable (Note 20)	48,693	896,958	36,722	676,439
Other current liabilities	646,524	579,975	487,574	437,386
Total current liabilities	6,314,242	8,608,449	4,761,872	6,492,043
Long-term debt, less current maturities (Note 11)	1,044,518	493,103	787,721	371,871
Foreign currency notes and bonds (Note 12)	695,057	1,210,765	524,176	913,096
Accrued severance benefits (Note 13)	187,763	144,736	141,601	109,153
Other long-term liabilities	204,077	245,146	153,904	184,877
Total liabilities	₩ 8,445,657	₩ 10,702,199	$ 6,369,274	$ 8,071,040

Continued;

The accompanying notes are an integral part of these statements.

BALANCE SHEETS, Continued
As of December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY				
Commitments and contingencies (Note 14)				
Shareholders' equity:				
Capital stock (Note 1):				
Common stock	₩ 762,650	₩ 762,208	$ 575,151	$ 574,817
Preferred stock	119,467	119,467	90,096	90,096
Capital surplus				
Paid-in capital in excess of par value (Note 1)	3,848,792	3,843,443	2,902,558	2,898,524
Other capital surplus (Notes 7 and 12)	1,843,458	1,843,211	1,390,240	1,390,053
Retained earnings (Note 15): (Net income ₩2,946,935 million in 2001 and ₩6,014,530 million in 2000)	13,352,987	10,754,427	10,070,126	8,110,429
Capital adjustments:				
Treasury stock (Note 17)	(962,248)	(962,248)	(725,677)	(725,677)
Other (Note 18)	508,643	(167,661)	383,591	(126,442)
Total shareholders' equity	19,473,749	16,192,847	14,686,085	12,211,800
	₩ 27,919,406	₩ 26,895,046	$ 21,055,359	$20,282,840

The accompanying notes are an integral part of these statements.

SAMSUNG ELECTRONICS CO., LTD.

INCOME STATEMENTS
for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
Sales (Note 22):				
Domestic	₩ 10,509,895	₩ 10,903,384	$ 7,926,014	$ 8,222,763
Export	21,870,480	23,380,368	16,493,575	17,632,254
	32,380,375	34,283,752	24,419,589	25,855,017
Cost of sales (Note 22)	24,514,733	21,993,377	18,487,732	16,586,258
Gross profit	7,865,642	12,290,375	5,931,857	9,268,759
Selling, general and administrative expenses	5,570,308	4,855,220	4,200,836	3,661,553
Operating profit	2,295,334	7,435,155	1,731,021	5,607,206
Non-operating income:				
Interest and dividend income	126,455	156,427	95,365	117,969
Foreign exchange gain	239,249	299,070	180,429	225,543
Gain on foreign currency translation (Note 24)	47,386	34,122	35,736	25,733
Earnings from equity-method investments	784,790	871,327	591,848	657,109
Other	622,624	649,446	469,551	489,779
	1,820,504	2,010,392	1,372,929	1,516,133
Non-operating expenses:				
Interest expense	205,145	343,367	154,709	258,949
Foreign exchange loss	242,918	279,049	183,196	210,444
Loss on foreign currency translation (Note 24)	91,493	237,838	68,999	179,365
Loss on valuation of inventories	54,129		40,821	-
Other	439,546	638,479	331,484	481,508
	1,033,231	1,498,733	779,209	1,130,266
Ordinary profit	3,082,607	7,946,814	2,324,741	5,993,073
Extraordinary income		153,634	-	115,863
Extraordinary loss			-	-
Net income before income taxes	3,082,607	8,100,448	2,324,741	6,108,936
Income tax expense (Note 20)	135,672	2,085,918	102,316	1,573,091
Net income	₩ 2,946,935	₩ 6,014,530	$ 2,222,425	$ 4,535,845
Basic earnings per share (Note 21) (in Korean Won and U.S.Dollar)	₩ 17,461	₩ 35,006	$ 13	$ 26
Diluted earnings per share (Note 21) (In Korean Won and U.S Dollar)	₩ 17,230	₩ 34,393	$ 13	$ 26

The accompanying notes are an integral part of these statements.

SAMSUNG ELECTRONICS CO., LTD.

STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS

for the years ended December 31, 2001 and 2000

Date of appropriations: February 28, 2002 and March 9, 2001

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
Retained earnings before appropriations:				
Unappropriate retained earnings carried over from prior year	₩ 31	₩ 32	$ 24	$ 24
Cumulative effects of accounting changes	-	6,761	-	5,098
Changes in retained earnings of equity -method investees	(9,875)	-	(7,447)	-
Interim dividends (Note 16) (Dividend rate: 10% of par value)	(84,312)	(85,886)	(63,584)	(64,770)
Net income	2,946,935	6,014,530	2,222,425	4,535,845
	2,852,779	5,935,437	2,151,418	4,476,197
Transfers from voluntary reserves (Note 15):				
Reserve for overseas market development	-	37,991	-	28,651
Reserve for overseas investment loss	-	48,400	-	36,501
Reserve for research and human resource development	-	184,700	-	139,292
Reserve for export loss	-	49,369	-	37,232
	-	320,460	-	241,676
Appropriations (Note 15):				
Legal reserve	500	53,000	377	39,970
Reserve for business rationalization	1,000,000	1,000,000	754,148	754,148
Reserve for research and human resource development	1,598,060	2,000,000	1,205,174	1,508,296
Cash dividends (Note 16) (Common stock: 30% in 2001 and 50% in 2000) (Preferred stock: 31% in 2001 and 51% in 2000)	254,187	422,670	191,695	318,756
Reserve for loss on disposal of treasury stock	-	200,000	-	150,830
Reserve for capital expenditure	-	2,580,196	-	1,945,849
	2,852,747	6,255,866	2,151,394	4,717,849
Unappropriated retained earnings carried over to subsequent year	₩ 32	₩ 31	$ 24	$ 24

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net income	₩ 2,946,935	₩ 6,014,530	$ 2,222,425	$ 4,535,845
Items not involving operating cash flows:				
Depreciation and amortization	3,186,245	2,666,229	2,402,900	2,010,731
Provision for severance benefits	217,213	160,523	163,811	121,059
Loss on foreign currency translation	91,493	237,838	68,999	179,365
Gain on foreign currency translation	(47,386)	(27,643)	(35,736)	(20,847)
Earnings from equity-method investments	(784,790)	(871,327)	(591,848)	(657,109)
Loss on valuation on inventories	54,129	-	40,821	-
Deferred income taxes	(196,127)	899,311	(147,909)	678,213
Other	608,638	313,313	459,003	236,283
	6,076,350	9,392,774	4,582,466	7,083,540
Changes in operating assets and liabilities:				
Trade accounts and notes receivable	173,029	(698)	130,489	(526)
Inventories	876,729	(488,362)	661,184	(368,297)
Trade accounts and notes payable	28,591	68,396	21,562	51,581
Accrued expenses	239,493	409,340	180,612	308,703
Income taxes payable	(848,264)	290,015	(639,717)	218,714
Payment of severance benefits	(110,557)	(68,873)	(83,377)	(51,940)
Other	(144,589)	(146,774)	(109,040)	(110,690)
Net cash provided by operating activities	6,290,782	9,455,818	4,744,179	7,131,085

Continued;

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS, Continued
for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
Cash flows from investing activities:				
Increase in short-term financial instruments	₩ (388,759)	₩ (793,946)	$ (293,182)	$ (598,753)
Increase in other accounts and notes receivable	(4,177,750)	(5,495,534)	(3,150,641)	(4,144,445)
Decrease in other accounts and notes receivable	4,426,060	5,522,883	3,337,904	4,165,070
Proceeds from disposal of property, plant and equipment	113,043	52,860	85,251	39,864
Acquisition of property, plant and equipment	(4,428,933)	(5,036,924)	(3,340,070)	(3,798,585)
Proceeds from sale of investments	134,031	142,964	101,081	107,816
Acquisition of investments	(43,694)	(954,453)	(32,952)	(719,798)
Increase in long-term deposits and other assets	(187,924)	(275,444)	(141,723)	(207,725)
Decrease in long-term deposits and other assets	326,014	550,782	245,863	415,371
Other	(490)	100,000	(371)	75,414
Net cash used in investing activities	(4,228,402)	(6,186,812)	(3,188,840)	(4,665,771)
Cash flows from financing activities:				
Increase in other accounts and notes payable	23,822,738	15,205,056	17,965,866	11,466,860
Decrease in other accounts and notes payable	(24,073,383)	(15,227,754)	(18,154,889)	(11,483,977)
Repayment of long-term debt	-	(391,627)	-	(295,345)
Repayment of foreign currency notes and bonds	(247)	-	(187)	-
Proceeds from long-term debt	978,564	-	737,982	-

Continued;

The accompanying notes are an integral part of these statements.

STATEMENTS OF CASH FLOWS, Continued
for the years ended December 31, 2001 and 2000

	In Millions of Korean Won		In Thousands of U.S. Dollar (Note 3)	
	2001	2000	2001	2000
Repayment of current maturities of long-term debt	₩ (2,372,802)	₩ (1,398,996)	$ (1,789,444)	$ (1,055,050)
Increase in other long-term liabilities	46,970	217,285	35,422	163,865
Decrease in other long-term liabilities	(118,170)	(69,779)	(89,118)	(52,623)
Payments of dividends	(507,054)	(428,544)	(382,394)	(323,185)
Acquisition of treasury stock	-	(534,409)	-	(403,024)
Other	(7,647)	(8,046)	(5,765)	(6,068)
Net cash used in financing activities	(2,231,031)	(2,636,814)	(1,682,527)	(1,988,547)
Net increase (decrease) in cash and cash equivalents	(168,651)	632,192	(127,188)	476,767
Cash and cash equivalents at beginning of year	1,159,022	526,830	874,074	397,307
Cash and cash equivalents at end of year	₩ 990,371	₩ 1,159,022	$ 746,886	$ 874,074

The accompanying notes are an integral part of these statements.

1. The Company:

Samsung Electronics Co., Ltd. (the "Company") is incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunications, home appliances and digital media products.

The Company's stock is publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of December 31, 2001, 152,530,007 shares of common stock and 23,893,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997 and are entitled to an additional cash dividend (1% of par value) over common stock.

As of December 31, 2001, major shareholders of the Company's stock, including preferred stock, and their respective shareholdings are as follows:

Name of Shareholder	Number of Shares	Percentage of Ownership (%)
Citibank N.A.	24,681,285	13.99
Samsung Life Insurance	10,624,693	6.02
Samsung Corporation	5,917,362	3.35
Lee, Kun-Hee and relatives	5,322,559	3.02
Jpmcb-Cap Re Em Gth Fd	2,728,142	1.55
National Pension Corporation	2,494,120	1.41
Korea Exchange Bank	1,947,824	1.10
The Government of Singapore	1,943,878	1.10
Putnam International Gro	1,897,359	1.08
Samsung Fire & Marine Insurance	1,856,370	1.05

Under its Articles of Incorporation, the Company is authorized to issue 500,000,000 shares of capital stock (par value ₩5,000), of which 100,000,000 shares are cumulative, participating preferred stock, which are non-voting and entitled to a minimum cash dividend (9% of par value). In addition, the Company is authorized to issue to investors other than current shareholders convertible debentures and debentures with warrants of face values up to ₩4,000 billion and ₩2,000 billion, respectively (₩3,000 billion of such convertible debentures is for common stock and the remaining ₩1,000 billion is for preferred stock, and ₩1,500 billion of such debentures with warrants is for common stock and the remaining ₩500 billion is for preferred stock). The Company is also authorized, subject to board of directors approval, to issue common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

Continued;

1. The Company, Continued:

The Company has a stock option plan under which options to purchase shares of common stock may be granted to key employees with the approval of shareholders. At March 16, 2000 and March 9, 2001, stock options were granted to 76 and 560 employees and directors, respectively (see Note 19).

The Company issued 88,408 shares of common stock upon the conversion of foreign currency convertible bonds in the amount of US$7,000 thousand during the year ended December 31, 2001 (see Note 12). The cash proceeds in excess of par value of ₩5,349 million were credited to paid-in capital in excess of par value.

As of December 31, 2001, ₩540,410 million (face value of US$469,780 thousand) of convertible bonds are outstanding (see Note 12). No debentures with warrants have been issued as of December 31, 2001.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its financial statements in accordance with the Financial Accounting Standards of the Republic of Korea are summarized below.

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Some information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Cash, Cash Equivalents and Short-term Financial Instruments -

Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities -

Marketable securities are stated at fair value.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation -

Inventories are stated at the lower of cost or net realized value. Cost is determined by the average cost method, except for materials in transit which are stated at actual cost as determined by the specific identification method.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment and Related Depreciation -

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets (see Note 7).

Depreciation is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

	Estimated useful Lives-years
Buildings and auxiliary facilities	7 - 60
Machinery and equipment	2 - 10
Tools and fixtures	2 - 10
Structures and others	2 - 40

The Company capitalizes interest expense incurred on borrowings used to finance the cost of constructing facilities and equipment (see Note 7).

Maintenance and Repairs -

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or extend the useful life of the related assets are capitalized.

Intangible assets -

Intangible assets are amortized on a straight-line basis over the estimated useful lives, as follows:

	Estimated useful Lives-years
Goodwill	5
Intellectual Property rights	5 -10
Other intangible assets	2 - 25

Continued;

2. Summary of Significant Accounting Policies, Continued:

Investments in Equity Securities

· Equity-method investments

In the stand-alone financial statements of the Company, investments in business entities in which the Company has control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting. Under the equity method, the original investment is recorded at cost and adjusted by the Company's share of the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment have been eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

· Fair-value investments

Investments in marketable equity securities (other than equity-method investments) are stated at market value. Unrealized holding gains and losses are reported in a separate component of shareholders' equity and are not included in the determination of the results of operations.

· Cost-method investments

Investments in non-marketable equity securities (other than equity-method investments) are stated at cost except for non-temporary declines in the Company's share of the underlying book value of the investee. Such declines are recorded in current operations, and subsequent recoveries are also recorded in current operations up to the original acquisition cost of the investment.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Investments in Debt Securities

Investments in debt securities are stated at cost. The difference between acquisition cost and face value of held-to-maturity debt securities is amortized using the effective interest method.

Discounts and Premiums on Debentures -

The difference between the face amount and the proceeds upon issuance of debenture is treated as either discount or premium, which is amortized over the life of the debenture using the effective interest method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of discount or premium is treated as interest expense.

Debt issued with a Put -

When debt is issued with a premium put allowing the holder to redeem the debt for cash at a certain multiple of the debt's par value at dates prior to maturity, the debt is accreted on an interest method by charges to income so that the debt equals the put price at the date the put is exercisable.

In the years prior to 1999, in accordance with the previous financial accounting standards, the Company recorded both a discount and a separate component of shareholders' equity for the difference between the face amount and the present value of the put price upon issuance. The discount was amortized using the effective interest method as interest expense over the life of the debt.

Stock and debenture issue cost -

Stock issue costs are charged directly to paid-in capital in excess of par value. Debenture issue costs are recorded as a reduction of proceeds from the issuance of debenture.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Accrued Severance Benefits -

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees terminated their employment at the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance, Ltd., and the amounts funded under this insurance plan are classified as a deduction to accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Foreign Currency Translation -

Assets and liabilities denominated in currencies other than Korean won have been translated at the rate of exchange on the balance sheet date. Gains and losses resulting from the translation are reflected in income for the period

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Income Tax Expense -

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Long-Term Receivables and Payables-

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between nominal value and present value of the long-term receivables and payables is amortized using the effective interest method with interest income or expenses adjusted accordingly.

Earnings Per Share -

Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding during the year. Diluted earnings per share are calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of convertible bonds.

Product Warranties -

The Company accrues the estimated cost of warranty coverage at the time that sales are recorded.

Derivative Instruments -

The Company enters into forward foreign exchange contracts and interest rate swap agreements to offset certain balance sheet exposures from changes in foreign currency exchange rates or interest rates. Such exposures result from the portion of the Company's operations, assets and liabilities that are denominated in currencies other than the Korean won, primarily the U.S. dollar. These foreign exchange contract and swap transactions, are entered into to support product sales, purchases and financing transactions made in the normal course of business, and accordingly, are not intended to be speculative in nature.

Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain non-Korean won denominated debt positions. The Company's forward foreign exchange contracts are primarily denominated in U.S. dollar and are for periods consistent with the terms of the underlying transactions. Unrealized gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain non-Korean won denominated debt are recognized as non-operating income or expense in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposures being hedged. The contract amounts of forward foreign exchange contracts outstanding were ₩11,384 million and ₩451,056 million at December 31, 2001 and 2000, respectively.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Derivative Instruments, Continued -

The Company enters into interest rate swap agreements to manage its exposure to interest rate movements by effectively converting a portion of its debt and certain financing arrangements from variable to fixed rates. Maturity dates of interest rate swap agreements generally match those of the underlying debt or financing arrangements. These agreements, which mature through May 2002, involve the exchange of variable rate payments for fixed rate payments without the exchange of the underlying principal amounts. The differential between variable and fixed rates to be paid or received is accrued as interest rates change in accordance with the agreements and recognized over the life of the agreements as an adjustment to interest expense. Unrealized gains and losses on such agreements are recorded as a separate component of shareholders' equity, with the related amounts due to or from counterparties included in accrued liabilities or other current assets. The notional principal amounts of interest rate swap agreements outstanding were US$ 200 million and US$ 200 million at December 31, 2001 and 2000.

As a result of these derivative transactions, the Company recorded net loss of ₩9,822 million and ₩22,329 million in 2001 and 2000, respectively.

3. United States Dollar Amounts:

The Company operates primarily in Korean Won and its official accounting records are maintained in Korean Won. The U.S. Dollar amounts are provided herein as supplementary information solely for a convenience of the reader. Won amounts are expressed in U.S. Dollars at a rate of ₩1,326 to US$1, the rate in effect on December 31, 2001. This presentation is not in accordance with accounting principles generally accepted in either the Republic of Korea or the United States, and should not be construed as a representation that the Won amounts shown could be converted to, realized or settled in U.S. Dollars at this rate.

The 2000 U.S. Dollar amounts, which were previously expressed at ₩1,259 to US$1, the rate prevailing on December 31, 2000, have been restated to reflect the exchange rate in effect on December 31, 2001.

4. Cash and Cash Equivalents, Short-term Financial Instruments:

Cash and cash equivalents and short-term financial instruments as of December 31, 2001 and 2000 consist of the following:

	Annual Interest Rates (%)	Millions			
	2001		2001		2000
(1) Cash and cash equivalents					
Cash on hand and in banks	-	₩	1,566	₩	396
Passbook accounts	1		2,813		21,834
Money market deposit accounts	3.8 - 4.1		870,393		451,841
Money Market fund	4		100,000		669,548
Foreign currency deposits	-		15,599		15,403
		₩	990,371	₩	1,159,022
(2) Short-term financial instruments					
Passbook account	1	₩	38,144	₩	32,410
Installment and time deposits	3.9 - 6.6		1,504,002		1,031,732
Foreign currency deposits	0.1 - 4.0		270,969		318,334
Other financial instruments	4.3		20,072		60,072
			1,833,187		1,442,548
Less: Long-term portion			(683)		(258)
		₩	1,832,504	₩	1,442,290

At December 31, 2001 and 2000, bank deposits of ₩39,606 million and ₩35,968 million, respectively, are subject to withdrawal restrictions in relation to short-term borrowings and government-sponsored R&D projects (see Note 14).

5. Accounts and Notes Receivable:

Accounts and notes receivable and their provision for doubtful accounts as of December 31, 2001 and 2000 are as follows:

	Millions			
	2001		2000	
Trade accounts and notes receivable	₩	901,501	₩	1,291,889
Less: Provision for doubtful accounts		13,758		129,405
	₩	887,743	₩	1,162,484
Other accounts and notes receivable	₩	426,102	₩	674,932
Less: Provision for doubtful accounts		7,051		15,232
	₩	419,051	₩	659,700

On an ongoing basis, the Company sells to several financial institutions certain accounts receivable primarily from product sales to foreign countries, primarily subject to limited recourse. Amounts excluded from the balance sheets under these arrangements were ₩2,642,998 million and ₩2,871,884 million at December 31, 2001 and 2000, respectively. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were ₩91,669 million and ₩135,846 million in 2001 and 2000, respectively, and are included in other non-operating expenses in the Income Statements.

6. Inventories:

Inventories as of December 31, 2001 and 2000 consist of the following:

	Millions			
	2001		2000	
Finished goods and merchandise	₩	442,938	₩	737,544
Semifinished goods and work in process		782,790		982,591
Raw materials and supplies		660,407		952,277
Materials in transit		78,770		130,352
	₩	1,964,905	₩	2,802,764

Inventories are insured against fire and other casualty losses up to ₩2,542,940 million at December 31, 2001.

At December 31, 2001, ₩121,630 million of land and construction in progress held for resale are included in the finished goods and merchandise account. Related interest costs of ₩1,432 million and ₩10,048 million have been capitalized for the year ended December 31, 2001 and 2000, respectively.

7. Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2001 and 2000 consist of the following:

	Millions	
	2001	2000
Buildings and auxiliary facilities	₩ 3,040,972	₩ 2,420,800
Machinery and equipment	15,813,415	12,498,045
Tools and fixtures	1,090,369	1,047,095
Structures and other	253,032	219,484
	20,197,788	16,185,424
Less: accumulated depreciation	(9,663,709)	(6,799,854)
	10,534,079	9,385,570
Land	1,826,144	1,778,542
Construction in progress	872,276	1,160,317
	₩ 13,232,499	₩ 12,324,429

At December 31, 2001, certain portions of the Company's property, plant and equipment, up to a maximum of ₩1,163,840 million, are pledged as collateral for various loans from Korea Development Bank (see Note 11).

As of December 31, 2001, property, plant and equipment are insured against fire and other casualty losses, and business interruption losses up to ₩29,403,093 million and ₩7,745,357 million, respectively. Financial institutions, including Korea Development Bank, are the beneficiaries for the insurance benefits of up to ₩789,259 million, held as collateral for borrowings.

At December 31, 2001 and 2000, the value of land based on the posted price issued by the Korean tax authority is ₩1,356,571 million and ₩1,277,325 million, respectively.

Interest costs of ₩92,757 million and ₩82,245 million were capitalized for the year ended December 31, 2001 and 2000, respectively.

In accordance with the Asset Revaluation Law, on January 1, 1980, 1982, 1998, and April 1, 1999, the Company revalued a substantial portion of its property, plant, equipment and investments in equity securities by ₩3,051,612 million. The remaining revaluation increments of ₩1,212,641 million, net of revaluation tax, credits to deferred foreign currency translation losses and others, were credited to other capital surplus, a component of shareholders' equity.

8. Investments:

Investments as of December 31, 2001 and 2000 consist of the following (in millions of Korean Won except percentage information):

	2001				2000
	Percentage of Ownership	Acquisition Cost	Market Value (Net book value)	Recorded Book value	Recorded Book value
(1) Equity-method investments					
Samsung Electronics Canada	100.00	₩ 37,911	₩ 38,972	₩ 38,654	₩ 37,410
Samsung Electronics America	100.00	752,109	390,993	281,687	350,002
Samsung Electronics Latin America Panama (ZONE LIBRE)	100.00	43,842	70,696	67,160	63,896
Samsung Electronics Mexico	100.00	30,767	46,638	44,327	39,171
Samsung Electronics Argentina	100.00	36,967	27,744	27,740	37,311
Cagent Technologies	91.48	22,162	20,293	20,545	20,334
Alpha Processor	-	-	-	-	17,602
Samsung Electronics Iberia	100.00	65,221	80,156	66,987	60,795
Samsung Electronics Svenska AB.	100.00	16,153	16,440	15,333	16,425
Samsung Electronics Hungarian RT.	100.00	48,397	63,293	56,791	49,340
Samsung Electronics Portuguesa	100.00	12,594	13,611	12,554	11,307
Samsung Electronics France	100.00	39,433	39,426	36,158	35,616
Samsung Europe PLC	100.00	179,627	184,675	171,153	162,690
Samsung Electronics Holding GmbH.	100.00	77,610	82,673	74,457	47,226
Samsung Electronics Italia	100.00	56,778	48,458	47,225	47,154
Samsung Electronics Benelux	100.00	38,334	42,259	28,476	40,317
Samsung Electronics Poland	100.00	20,098	20,109	18,877	15,624
Samsung Electronics South Africa	100.00	39,830	2,233	1,826	3,595
Samsung Electronics (UK)	5.17	8,280	9,331	7,018	7,122
Samsung Electronics Overseas	100.00	120	569	-	2,302
Usbekistan Samsung Electronics	0.00	-	-	-	4,041
Samsung Electronics Australia	100.00	40,458	34,731	32,622	33,719

Continued;

8. Investments, Continued;

	2001				2000
	Percentage of Ownership	Acquisition Cost	Market Value (Net book value)	Recorded Book value	Recorded Book value
Samsung Electronics Malaysia SDN.BHD.	100.00	4,378	33,274	32,546	26,197
Samsung Gulf Electronics	100.00	7,976	18,823	16,520	10,973
PT Samsung Electronics Indonesia	100.00	56,910	42,785	36,408	27,913
Samsung Electronics Display (M) SDN.OMD(HSD)	75.00	21,876	51,689	47,957	40,044
Samsung India Electronics,	73.87	15,526	22,315	21,679	21,261
Samsung Asia Private	70.00	20,454	137,542	130,314	89,033
Samsung Vina Electronics	81.62	13,532	21,641	22,119	16,080
Thai-Samsung Electronics	91.50	37,423	53,877	51,055	29,372
Samsung Electronics India Information & Telecommunications,	100.00	6,444	9,451	7,739	7,584
Samsung Electronic Philippines Manufacturing Corp.	100.00	25,487	24,141	23,395	-
Samsung Electronics Hong Kong	100.00	48,397	69,250	64,379	65,293
Samsung Electronics Taiwan	100.00	1,525	16,614	7,148	9,171
Samsung Electronics Souzhou Semiconductor	100.00	46,189	83,037	81,273	82,671
Samsung (CHINA) Investment	100.00	36,428	38,363	47,400	48,624
Samsung Electronics Huizhou	44.88	16,391	34,869	31,339	23,721
Tianjin Samsung Electronics Display	59.17	9,896	12,512	15,516	21,251
Souzhou Samsung Electronics	82.41	60,432	55,900	54,423	47,269
Tianjin Samsung Electronics	85.82	47,931	65,194	61,298	49,239
Shandong-Samsung Telecommunications	59.00	13,307	22,776	21,574	17,806
Tianjin Samsung Telecom Technology	70.95	7,672	7,968	3,098	-
Samsung Yokohama Research Institute	100.00	64,766	60,566	60,566	65,845
Novita	96.14	29,991	35,844	37,096	29,000
Samsung Kwangju Electronics	94.25	192,676	357,155	347,686	277,080
Samsung Capital	75.03	230,850	444,069	440,516	263,587
Samsung Card	56.59	153,388	827,636	820,319	422,345
STECO	51.00	12,240	19,736	18,281	18,353

Continued;

8. Investments, Continued;

	2001				2000
	Percentage of Ownership	Acquisition Cost	Market Value (Net book value)	Recorded Book value	Recorded Book value
DNS Korea	62.37	7,134	19,423	9,151	6,147
Towa Korea	50.63	2,025	7,156	4,212	1,477
Samsung Electronics Service	83.33	30,000	42,528	39,763	33,815
Samsung Corning Micro-Optics	50.00	28,136	21,636	20,374	19,747
Living Plaza	96.77	30,007	53,342	45,494	39,592
Blueteck. ITL	90.00	29,993	52,989	42,202	33,219
Tolos Logistics	95.41	5,058	7,460	6,392	-
Bokwang FUND V	83.33	5,000	13,212	13,212	6,329
Bokwang FUND X	81.82	9,000	8,967	8,967	9,000
SVIC FUND I	99.00	9,900	9,930	9,930	9,948
SVIC FUND II	99.00	29,700	32,049	32,049	30,893
SVIC FUND III	99.00	19,800	21,258	21,258	20,445
SVIC FUND IV	65.67	98,500	103,561	103,561	102,693
SVIC FUND V	99.00	29,700	29,706	29,706	29,741
Samsung Portugal Productos Electro-Mechanicos S.A.	24.15	2,124	-	-	1,743
Syrian-Korean Telecommunication Equipment Manufacturing Establishment	49.00	2,061	6,043	6,043	4,578
Samsung Japan	49.00	47,767	74,686	43,929	37,176
Union Optical	20.00	17,389	808	6,312	1,274
Samsung SDI	19.83	423,722	580,109	589,896	488,122
Samsung Electro-Mechanics	22.93	359,237	395,638	418,114	405,272
Samsung Techwin	26.28	211,726	146,729	185,406	222,860
Seoul Commtech.	30.30	4,192	17,633	17,626	12,038
Samsung Economic Research Institute	29.80	17,880	18,128	18,078	18,089
Samsung SDS	26.27	12,753	54,049	49,297	28,057
Samsung Networks . (formerly, "Unitel")	27.06	5,214	13,053	8,120	8,098
Samsung Corning	45.29	94,263	311,288	312,632	266,814
Samsung Lions	27.50	275	-	-	-
MEMC Korea (formerly, "Posco Hules.")	20.00	17,200	34,837	34,784	31,259
Samsung Corning Precision Glass	41.85	116,140	87,554	132,947	98,648
Samsung Thales	50.00	135,000	112,523	8,136	-
		4,549,672	6,076,622	5,768,825	4,779,785

Continued;

8. Investments, Continued:

	2001				2000
	Percentage of Ownership	Acquisition Cost	Market Value (Net book value)	Recorded Book value	Recorded Book value
(2) Other investments					
Fair-value investments	-	898,440	535,516	535,516	440,443
Cost-method investments	-	224,517	127,399	180,862	180,338
Securities market stabilization fund	-	13,096	13,979	13,979	8,744
Other	-	431	751	431	431
		1,136,484	677,645	730,788	629,956
Total Investments		₩ 5,686,156	₩ 6,754,267	₩ 6,499,613	₩ 5,409,741

The following table reconciles the difference between the acquisition cost and the book value recorded for the equity-method investments at December 31, 2001.

	Millions
Acquisition cost	₩ 4,549,672
Earnings from equity-method investments - prior years	94,642
Earnings from equity-method investments - current year	784,790
Separate component of shareholders' equity (Other capital adjustments)	512,165
Dividends paid by investees	(172,444)
Book value	₩ 5,768,825

At December 31, 2001, unrealized holding loss on fair-value investments was ₩362,923 million, which was recorded in a separate component of shareholders' equity (other capital adjustments).

9. Intangible Assets:

Intangible assets, net of accumulated amortization, as of December 31, 2001 and 2000 consist of the following:

	Millions	
	2001	2000
Goodwill	₩ 8,910	₩ 6,265
Intellectual property rights	226,015	256,347
Other	2,473	2,804
	₩ 237,398	₩ 265,416

10. Long-Term Deposits and Other Assets:

Long-term deposits and other assets as of December 31, 2001 and 2000 consist of the following:

	Millions	
	2001	2000
Long-term financial instruments	₩ 683	₩ 258
Long-term trade receivables	12,218	2,818
Long-term loans	37,996	60,076
Long-term guarantee deposits	369,085	411,152
Long-term prepaid expenses	397,980	486,509
	₩ 817,962	₩ 960,813

11. Long-Term Debt:

Long-term debt as of December 31, 2001 and 2000 consists of the following:

	Reference	Millions	
		2001	2000
Local currency loans	(A)	₩ 44,410	₩ 98,272
Foreign currency loans, in Korean won equivalents	(B)	425,615	1,234,528
Debentures	(C)	1,000,591	1,351,000
		1,470,616	2,683,800
Less: current maturities		(426,098)	(2,190,697)
		₩ 1,044,518	₩ 493,103

Continued;

11. Long-Term Debt, Continued:

(A) Local currency loans as of December 31, 2001 and 2000 consist of the following:

	Annual Interest Rates (%)	Millions	
	2001	2001	2000
Hanvit Bank	5 - 6.5	₩ 643	₩ 1,114
Korea Development Bank	9.1 - 9.2	27,851	66,053
Kookmin Bank	11.5 - 12.45	9,412	18,824
Korea Technology Banking	6.5	6,449	12,198
Samsung Card	6.5	55	83
		₩ 44,410	₩ 98,272

(B) Long-term debt denominated in foreign currencies as of December 31, 2001 and 2000 consist of the following:

	Annual Interest Rates (%)	Thousands	
		2001	2000
Citibank, N.A.	LIBOR+0.6	$ 77,667	$ 129,444
Korea Development Bank	LIBOR+0.4-1.5	149,620	539,084
Korea Exchange Bank	LIBOR+0.375	18,889	37,778
Hanvit Bank	-	-	10,000
Korea Development Leasing Corporation and others	LIBOR+0.6-1.1	74,776	263,712
U. S. Dollar equivalents		$ 320,952	$ 980,018
Korean won equivalents (in millions)		₩ 425,615	₩ 1,234,528

Continued;

11. Long-Term Debt, Continued:

(C) Debentures outstanding as of December 31, 2001 and 2000 consist of the following:

	Annual Interest Rates (%) 2001	Millions 2001	Millions 2000
Guaranteed debentures	-	₩ -	₩ 122,500
Non-guaranteed debentures	5	1,000,000	1,176,500
Private debentures	15.7	20,000	20,000
Non-guaranteed floating rate notes	-	-	32,000
		1,020,000	1,351,000
Less: Discounts		(19,409)	-
		₩ 1,000,591	₩ 1,351,000

At December 31, 2001 certain property, plant and equipment are pledged as collateral for the above long-term debts (see Note 7).

Maturities of long-term debts outstanding at December 31, 2001 are as follows:

	Millions			
	Local Currency Loans	Foreign Currency Loans	Debentures	Total
2003	₩ 7,010	₩ 36,507	₩ 20,000	₩ 63,517
2004	411	-	1,000,000	1,000,411
	₩ 7,421	₩ 36,507	₩ 1,020,000	₩ 1,063,928

12. Foreign Currency Notes and Bonds:

Unsecured foreign currency notes and bonds as of December 31, 2001 and 2000 consist of the following:

		Due Date	Millions 2001	Millions 2000
USD denominated straight bonds	(A)	November 1, 2002	₩ 206,799	₩ 196,444
JPY denominated straight bonds	(B)	April 23, 2003	149,290	162,915
DEM denominated straight bonds		December 16, 2001	-	182,112
USD denominated straight bonds	(C)	October 1, 2027	132,610	125,970
USD denominated straight bonds	(D)	October 1, 2002	202,714	192,564
Convertible bonds		December 31, 2006	-	6,018
Convertible bonds	(E)	December 31, 2007	62,000	62,000
Convertible bonds	(F)	February 1, 2004	117,300	117,300
Convertible bonds	(G)	July 30, 2002	120,470	120,470
Convertible bonds	(H)	January 31, 2003	240,640	240,640
			1,231,823	1,406,433
Less : Current maturities			(529,983)	(182,112)
Less : Discounts			(6,070)	(6,379)
Add : Long-term accrued interest			16,470	14,019
Less : Conversion rights			(17,183)	(21,196)
			₩ 695,057	₩ 1,210,765

Continued;

12. Foreign Currency Notes and Bonds, Continued:

(A) USD denominated straight bonds -

On November 1, 1992, the Company issued straight bonds in the amount of US$200 million at 99.5% of face value for the expansion of its semiconductors manufacturing facilities. The bonds bear interest at 8.5% per annum and mature on November 1, 2002. The Company redeemed US$ 44,055 thousand of these bonds during 1998 and 2000.

(B) JPY denominated straight bonds -

On April 23, 1996, the Company issued straight bonds in the amount of ￥20,000 million at face value. The bonds bear interest at 3.3% per annum and mature on April 23, 2003. The Company redeemed ￥5,210 million of these bonds during 1998.

(C) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$100 million at 99.85% of face value. The bonds bear interest at 7.7% per annum and mature on October 1, 2027, with repayment to be made annually for 20 years after a 10-year grace period which began on the date of issuance.

(D) USD denominated straight bonds -

On October 2, 1997, the Company issued straight bonds in the amount of US$227 million at 93.11% of face value. The bonds bear interest at 7.45% per annum and mature on October 1, 2002. The Company redeemed US$ 74,135 thousand of these bonds during 1998 and 2000.

Continued;

12. Foreign Currency Notes and Bonds, Continued:

(E) Convertible bonds -

On June 26, 1997, the Company issued foreign currency convertible bonds in the amount of US$300 million for the expansion of its manufacturing facilities. The bonds are listed on the London Stock Exchange and will mature on December 31, 2007. A summary of the terms of the bonds is as follows:

- Interest : 0%

- Conversion period : On or after July 26, 1997 through December 15, 2007.

- Conversion Price : Subject to adjustment pursuant to antidilution provisions, ₩113,351 per share, with a fixed exchange rate applicable to the conversion of ₩888.5 to US$1.00.

- Redemption/Premium Put : Redeemable at the option of the bondholders on June 26, 2002 at 131.1% of the principal amount, and at the option of the Company at any time on or after June 26, 1999 at a declining redemption price. However, no such redemption may be made prior to June 26, 2002 unless the closing price of the Company's common share has reached 135% of the conversion price for a stipulated period.

(F) Convertible bonds - Intel -

On February 1, 1999, the Company issued foreign currency convertible bonds in the amount of US$ 100 million to Intel Corporation, which mature on February 1, 2004. A summary of the terms of the bonds is as follows:

- Interest : 5% per annum payable annually in arrears on February 1.
- Conversion period : On or after May 3, 1999 through January 21, 2004.
- Conversion price : Subject to adjustment pursuant to antidilution provisions, ₩108,465 per share, with a fixed exchange rate applicable to the conversion of ₩1,173 to US$1.00.

Continued;

12. Foreign Currency Notes and Bonds, Continued:

(G) Convertible bonds - Apple -

On July 30, 1999, the Company issued foreign currency convertible bonds in the amount of US$ 100 million to Apple Computer Inc. Ltd., which mature on July 30, 2002. A summary of the terms of the bonds is as follows :

- Interest : 2% per annum payable annually in arrears on December 31.
- Conversion period : On or after July 30, 2000 through July 20, 2002.
- Conversion price : Subject to adjustment pursuant to antidilution provisions, ₩219,050 per share, with a fixed exchange rate applicable to the conversion of ₩1,204.7 to US$1.00.

(H) Convertible bonds - Dell -

On October 15, 1999, the company issued foreign currency convertible bonds in the amount of US$ 200 million to Dell Computer Corporation, which mature on January 31, 2003. A summary of the terms of the bonds is as follows :

- Interest : 2% per annum payable annually in arrears on December 31.
- Conversion period : On or after October 15, 2000 through January 16, 2003.
- Conversion price : Subject to adjustment pursuant to antidilution provisions, ₩260,000 per share, with a fixed exchange rate applicable to the conversion of ₩1,203.2 to US$1.00.

13. Accrued Severance Benefits:

Accrued severance benefits as of December 31, 2001 and 2000 consist of the following:

	Millions	
	2001	2000
Accrued severance benefits	₩ 470,853	₩ 363,406
Less : Funded portion		
National Pension fund	(22,326)	(27,770)
Severance insurance fund	(260,764)	(190,900)
Unfunded portion	₩ 187,763	₩ 144,736

14. Commitments and Contingencies:

- At December 31, 2001, the Company has entered into bank overdraft facility agreements with aggregate credit limit of ₩257,000 million, and certain bank deposits are pledged as collateral for bank overdraft facilities(see Note 4).

- At December 31, 2001, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩15,840 million and US$1,090,641 thousand. In addition, at December 31, 2001, the Company provided guarantees of contract fulfillment for Iljin Heavy Industries in the amount of ₩828 million.

- At December 31, 2001, the Company has a total 240 of technical assistance agreements with certain foreign companies. Total royalty expense incurred in relation to these agreements for the year ended December 31, 2001 and 2000 amounts to ₩772,142 million and ₩774,118 million, respectively.

- The Company leases certain property and equipment under various capital lease arrangements that expire over the next two years. Assets recorded under capitalized lease agreements included in the property, plant and equipment (total acquisition costs: ₩703,811 million). Depreciation expense for the capital lease assets was ₩22,486 million in 2001.

Future minimum lease payments under scheduled capital leases are as follows:

		Millions
2002	₩	100,279
2003		2,250
Total minimum payments		102,529
Amount representing interest		(3,368)
Obligations under capital leases	₩	99,161

Continued;

14. Commitments and Contingencies, Continued:

- As of December 31, 2001, the Company has entered into an agreement to discount trade notes receivable with three Korean banks up to ₩300,000 million and a credit sales facility agreement with three banks including Hanvit Bank amounting up to ₩800,000 million. In addition, the Company has entered into a credit purchase facilities with Samsung Card and Hanvit Bank, whereby, certain trade creditors of the Company are paid through these financial institutions.

- At December 31, 2001 the Company has been named as a defendant in six legal actions for alleged patent infringements and one legal action for breach of contract, and as the plaintiff for four legal actions for patent infringements and two for unpaid debts in a foreign country. In addition, the Company is a party to various other legal claims and proceedings in Korea, all of which are pending as of December 31, 2001. The Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

- At December 31, 2001, seven blank notes and one blank check have been provided to financial institutions as collateral for bank borrowings and for the fulfillment of certain contracts.

- In June 1999, Samsung Motors Inc. ("SMI"), an affiliate of the Company, filed a petition for court receivership. In connection with this petition, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of SMI in September, 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance, transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means including participation in any equity offering or subordinated debentures issued by the Creditors. Any excess proceeds over ₩2,450,000 million is to be distributed to the Company and the Affiliates. As of December 31, 2001, the shares in Samsung Life Insurance were not sold. The ultimate effect of these matters on the financial position of the Company as of the balance sheet date cannot presently be determined.

Continued;

14. Commitments and Contingencies, Continued:

- Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian financial crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

  The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above.

15. Retained Earnings:

Retained earnings as of December 31, 2001 and 2000 consist of the following:

	Reference	Millions	
		2001	2000
Appropriated:			
Legal reserve	(A)	₩ 441,289	₩ 440,789
Reserve for business rationalization	(B)	3,512,101	2,512,101
Reserve for improvement of financial structure	(C)	204,815	204,815
Reserve for overseas market development	(D)	510,750	510,750
Reserve for overseas investment losses	(D)	164,983	164,983
Reserve for research and human resource development	(D)	5,436,457	3,838,398
Reserve for export losses	(D)	167,749	167,749
Reserve for loss on disposal of treasury stock	(D)	200,000	200,000
Reserve for capital expenditure	(E)	2,714,811	2,714,811
		13,352,955	10,754,396
Unappropriated:		32	31
		₩ 13,352,987	₩ 10,754,427

Continued;

15. Retained Earnings, Continued:

(A) The Korean Commercial Code requires the Company to appropriate as a legal reserve an amount equal to a minimum of 10% of annual cash dividends declared, until the reserve equals 50% of capital stock. This reserve is not available for the payment of cash dividends but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(B) Pursuant to the Tax Exemption and Reduction Control Law, the Company is required to appropriate as a reserve for business rationalization, an amount equal to the exemption of income taxes resulting from investment tax credits and certain deductions from taxable income specified by such law. This reserve may be used for the reduction of accumulated deficit, if any, or transferred to capital stock.

(C) In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate as a reserve for improvement of financial structure an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year until the shareholders' equity equals 30% of total assets. This reserve is not available for payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

(D) Pursuant to the Korean tax laws, the Company is allowed to claim a tax deduction in determining taxable income for the amounts of retained earnings appropriated to reserves for overseas market development, overseas investment losses, research and human resource development, export losses and losses on disposal of treasury stock. These amounts are not available for dividends until used for the specified purposes or reversed.

(E) The reserve for capital expenditure amounts appropriated by the Company for capital expenditures and may be used for any purpose through shareholders' resolution.

16. Dividends:

On June 30, 2001 and 2000, the Company declared a 10% cash dividend to shareholders of common stock and preferred stock as an interim dividend for the six-month period ended June 30, 2001 and 2000. A cash dividend of ₩84,312 million and ₩85,886 million were paid after June 30, 2001 and 2000 respectively.

The year-end cash dividends for the prior fiscal year was ₩422,670 million. For the year ended December 31, 2001, a cash dividend of ₩254,187 million (Common stock: 30%, Preferred stock: 31%), excluding interim dividends is proposed for the general stockholders' meeting to be held on February 28, 2002. Including this proposed final dividend and interim dividend, dividend propensity is approximately 11.49% and 8.46% at December 31, 2001 and 2000, respectively.

17. Treasury stock:

As of December 31, 2001, the Company holds 6,449,625 shares of its own common stock and 1,269,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment .

18. Other Capital Adjustments:

Other capital adjustments as of December 31, 2001 and 2000 consist of the following:

	Millions	
	2001	2000
Consideration of conversion rights	₩ 26,906	₩ 29,435
Gains (losses) on valuation of investments	149,242	(287,568)
Losses on valuation of derivative instruments	(3,806)	(3,273)
Stock option compensation	336,301	93,745
	₩ 508,643	₩ (167,661)

19. Stock Option Plan:

The Company has a stock option plan that provides for granting stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

The Company granted such options on March 16, 2000 and March 9, 2001, which can be exercised for the purchase of 1,455 thousand and 3,032 thousand common stocks, respectively, at an exercise price of ₩272,700 and ₩197,100 per share, respectively. The exercise price can be adjusted in the case of issuing new shares, stock dividends, stock splits, or stock merger. These options, with a service period of two years from the date of the grant, can be exercised after three and within ten years from the date of the grant.

The Company recognized compensation cost using the fair value method by using expected stock price volatility of 69.48% and 74.46%, estimated risk-free interest rates of 9.08% and 6.04%, expected exercise terms of 4 years each and expected dividend yields of 0.39% and 0.89%, respectively.

The compensation cost for stock options recognized was ₩242,555 million for the year ended December 31, 2001 and will be ₩213,481 million for the periods thereafter.

20. Income Tax Expense:

The statutory income tax rate applicable to the Company including resident surtax is approximately 30.8%.

Income tax expense for the years ended December 31, 2001 and 2000 consists of the following:

	Millions	
	2001	2000
Current income taxes	₩ 331,798	₩ 1,186,607
Deferred income taxes	(196,126)	899,311
	₩ 135,672	₩ 2,085,918

Continued;

20. Income Tax Expense, Continued:

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	Millions			
	2001		2000	
Income before taxes	₩	3,082,607	₩	8,100,448
Statutory tax rate		30.8%		30.8%
Expected taxes at statutory rate		949,443		2,494,938
Tax credit		(764,384)		(455,028)
Others, net		(49,387)		46,008
Actual taxes	₩	135,672	₩	2,085,918
Effective tax rate		4.4%		25.8%

Components of deferred taxes as of December 31, 2001 and 2000 are as follows:

	Millions					
	Beginning balance		Increase (Decrease)		Ending balance	
(Deferred tax assets)						
Deferred foreign exchange losses	₩	132,121	₩	(77,897)	₩	54,224
Loss on impairment of investments		5,236		582		5,818
Depreciation		146,162		(135,259)		10,903
Accrued expenses		34,806		81,653		116,459
Tax credit carryforwards		-		401,623		401,623
Other		72,300		(18,019)		54,281
Total deferred tax assets		390,625		252,683		643,308
(Deferred tax liabilities)						
Special reserves appropriated for tax purpose		110,980		(3,964)		107,016
Capitalized interest expense		54,811		13,535		68,346
Accrued interest income		8,980		17,578		26,558
Earnings from equity-method investments		19,619		45,259		64,878
Other		18,029		(17,850)		179
Total deferred tax liabilities		212,419		54,558		266,977
Net deferred tax assets	₩	178,206	₩	198,125	₩	376,331

Continued;

20. Income Tax Expense, Continued:

The Company periodically assesses its ability to recover deferred tax assets. In the event of significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the asset to its estimated net realizable value.

The Company did not recognize the income tax effect of a ₩413,163 million temporary difference resulting from revaluation of land as the Company does not expect cash inflows from the revalued land within 5 years.

The Company did not recognize the income tax effect of a ₩480,526 million temporary difference resulting from earnings from equity-method investments, as the Company does not expect cash inflows such as proceeds from disposal of or receipts of dividends from the equity-method investments within 5 years.

21. Earnings Per Share:

Earnings per share are calculated as follows (in millions won except for per share amounts):

- Basic earnings per share

	2001	2000
Net income	₩ 2,946,935	₩ 6,014,530
Adjustments:		
Dividends for preferred stock	(46,378)	(69,202)
Undeclared participating preferred stock dividend	(349,799)	(738,755)
Net income available for common stock	2,550,758	5,206,573
Weighted average number of shares of common stock	146,080,382	148,735,383
Basic earnings per share	₩ 17,461	₩ 35,006

- Diluted earnings per share

	2001	2000
Net income available for common stock	₩ 2,550,758	₩ 5,206,573
Adjustment:		
Interest expense on convertible bonds	19,710	18,856
Net income available for common stock & common equivalent shares	2,570,468	5,225,429
Weighted average number of common stock & common equivalent shares	149,184,308	151,931,513
Diluted earnings per share	₩ 17,230	₩ 34,393

22. Related Party Transactions:

Significant transactions with related parties for the years ended December 31, 2001 and 2000 and the related receivables and payables at December 31, 2001 and 2000 are as follows:

	Millions of Won, Thousands of US Dollars							
	Sales		Purchases		Receivables		Payables	
Company	2001	2000	2001	2000	2001	2000	2001	2000
Samsung Corporation	₩ 63,378	₩ 28,793	₩ 1,026,507	₩ 1,157,469	₩ 14,806	₩ 72,366	₩ 53,683	₩ 419,023
Samsung SDI	205,183	130,501	1,182,676	1,550,460	10,317	13,166	63,012	119,351
Samsung Electro-Mechanics	35,887	56,334	762,586	814,222	838	6,748	39,235	78,607
Samsung SDS	38,061	91,541	289,573	298,140	7,191	3,717	20,795	46,476
Samsung Kwangju Electronics	72,074	37,109	938,728	782,326	5,337	12,665	36,329	171,160
Samsung Techwin	1,086	3,609	158,514	187,042	121	995	9,665	35,673
Cheil Communications	750	2,543	155,590	124,883	33	6	91,066	102,867
Seoul Commtech	13,513	12,978	128,996	121,464	388	620	14,107	25,480
Samsung Heavy Industries	5,137	962	81,821	30,109	8,134	5,267	10,277	9,050
Novita	502	8,526	117,839	151,182	7	88	6,360	45,900
Samsung Everland	4,195	1,212	121,441	111,146	172,303	115,381	10,367	13,423
Samsung Life Insurance	4,670	16,819	3,805	3,157	53,599	52,651	5,912	5,210
Samsung Electronics Service	129,245	122,276	162,728	172,263	32,923	41,288	34,518	40,863
Samsung Thales	7,571	196,412	489	2,531	529	1,338	-	711
Living Plaza	729,182	544,364	47,470	1,905	8	39,633	6,979	37,084
Tolos Logistics	1,674	-	124,473	-	110	-	9,863	-
Samsung Card	1,191	1,131	13,111	6,408	7,343	62	1,233,771	759
Other local companies	89,404	72,487	740,758	571,187	56,693	583,175	49,456	118,727
Foreign companies	$ 12,910,292	$ 13,533,592	$ 3,858,681	$ 6,119,476	$ 65,050	$ 162,185	$ 113,180	$ 182,903
	₩ 1,402,703	₩ 1,327,597	₩ 6,057,105	₩ 6,085,894	₩ 370,680	₩ 949,166	₩ 1,695,395	₩ 1,270,364
	$ 12,910,292	$ 13,533,592	$ 3,858,681	$ 6,119,476	$ 65,050	$ 162,185	$ 113,180	$ 182,903

Continued;

22 Related Party Transactions, Continued:

In addition, for the years ended December 31, 2001 and 2000, Samsung Corporation executed exportation of ₩17,996,360 million and ₩21,559,951 million, respectively, and importation of ₩1,323,396 million and ₩3,727,413 million, respectively, of goods on behalf of the Company. Furthermore, the balances of receivables from and payables to Samsung Card as of December 31, 2001 resulting from the credit sales facility agreement and the credit purchase facility agreement (refer to Note 14) are ₩7,334 million and ₩1,232,016 million, respectively.

23. Research and Development Cost:

Research and development cost incurred and expensed for the year ended December 31, 2001 and 2000 comprise the following:

	Millions	
	2001	2000
Research expenses	₩ 1,022,558	₩ 946,629
Ordinary development expenses	1,395,676	1,072,726
	₩ 2,418,234	₩ 2,019,355

24. Foreign Currency Translation:

At December 31, 2001 and 2000, assets and liabilities denominated in foreign currencies and related gains and losses on foreign currency translation are as follows:

			Millions			
			2001			2000
Account	Foreign Currency		Korean Won (translated)	Translation Loss	Translation Gain	Korean Won (translated)
Foreign currency deposit	USD	193,746,775	₩ 256,928	₩ -	₩ 1,455	₩ 328,769
	JPY	1,429,271,712	14,427	-	-	4,575
	Other		15,214	-	-	393
			286,569	-	1,455	333,737
Trade accounts and notes receivable	USD	63,244,800	₩ 83,869	₩ 120	₩ 2,767	₩ 259,015
	JPY	127,242,989	1,284	51	5	7,410
	EUR	4,425,404	5,189	-	5	4,862
	GBP	64,232	124	-	-	2,539
	Other		697	26	38	4,848
			91,163	197	2,815	278,674

Continued;

24. Foreign Currency Translation, Continued:

			Millions			
			2001			2000
Account		Foreign Currency	Korean Won (translated)	Translation Loss	Translation Gain	Korean Won (translated)
Other accounts and notes receivable	USD	61,251,239	₩ 81,225	₩ 21	₩ 4,860	₩ 142,051
	EUR	11,789,469	13,824		136	3,670
	Other		42	-	-	7,430
			95,091	21	4,996	153,151
Other assets	USD	34,309,103	45,497	-	1,210	55,496
	EUR	16,050,510	18,821	-	-	8,685
	IRR	1,733,759,346	289	-	17	145
	Other		1,399	25	51	2,377
			66,006	25	1,278	66,703
Trade accounts and notes payable	USD	184,217,781	244,291	6,607	41	397,663
	JPY	12,274,015,267	123,894	143	329	156,212
	EUR	3,401,846	3,989	40	-	3,199
	Other		24	-	1	3,563
			372,198	6,790	371	560,637
Other accounts and notes payable	GBP	1,545,274	2,972	20	-	1,185
	USD	270,916,687	359,263	15,764	64	99,549
	EUR	35,642,335	41,794	1,334	-	2,858
	JPY	13,200,235,981	133,243	40	4,943	92,152
	Other		4,505	37	-	14,327
			541,777	17,195	5,007	210,071
Other current liabilities	GBP	3,720,272	7,155	11	1	8,411
	USD	304,220,683	403,427	3,631	10	337,594
	JPY	1,796,247,619	18,131	12	258	18,243
	Other		35,044	84	-	31,092
			463,757	3,738	269	395,340

Continued;

24. Foreign Currency Translation, Continued:

			Millions			
			2001			2000
Account		Foreign Currency	Korean Won (translated)	Translation Loss	Translation Gain	Korean Won (translated)
Other long-term liabilities	USD	164,208,186	₩ 217,756	₩ 23,713	₩ 1,817	₩ 335,489
	EUR		-	-	-	10,170
			217,756	23,713	1,817	345,659
Foreign currency notes and bonds	USD	878,590,000	1,082,533	27,145	-	1,061,406
	JPY	14,790,000,000	149,290	-	13,625	162,914
	DEM	-	-	-	-	182,112
			1,231,823	27,145	13,625	1,406,432
Long-term debt	USD	190,791,061	253,008	12,669	-	1,046,168
	JPY	17,100,000,000	172,607	-	15,753	188,360
			425,615	12,669	15,753	1,234,528
Total				₩ 91,493	₩ 47,386	

25. Supplementary Information For Computation of Value Added:

The accounts and amounts, included in cost of sales and selling, general and administrative expenses, needed for computation of value added for the year ended December 31, 2001 and 2000 are as follows:

	Millions	
	2001	2000
Wages and salaries	₩ 1,246,680	₩ 1,204,178
Provision for severance benefits	151,715	112,714
Employee benefits	198,646	193,669
Rent	120,001	113,177
Depreciation and amortization	2,786,740	2,342,077
Taxes and dues	104,214	96,213
	₩ 4,607,996	₩ 4,062,028

26. Segment Information:

Summary of financial date by business segment and geographic area as of December 31, 2001 and 2000, and for the years then ended, are as follows (in millions of Won)

	2001 Summary of Business by Segment				
	Digital Media	Digital Appliances	Telecomm-unications	Device Solution	Other
Sales					
Net sales to external customers	₩ 9,438,405	₩ 3,106,712	₩ 9,033,569	₩ 8,883,600	₩ 1,918,089
Intersegment sales	20,535	9,956	5,473	1,040,340	151,335
	₩ 9,458,940	₩ 3,116,668	₩ 9,039,042	₩ 9,923,940	₩ 2,069,424
Operating profit (loss)	₩ 292,825	₩ 182,934	₩ 1,374,087	₩ 698,370	₩ (252,882)
Property, plant and equipment & Intangible assets	₩ 569,699	₩ 417,189	₩ 1,610,773	₩ 10,775,589	₩ 96,647
Depreciation & Amortization	₩ 69,893	₩ 35,492	₩ 194,072	₩ 2,840,173	₩ 46,615

Continued;

26. Segment Information, Continued:

	2000 Summary of Business by Segment				
	Digital Media	Digital Appliances	Telecomm -unications	Device Solution	Other
Sales					
Net sales to external customers	₩ 9,349,576	₩ 2,745,049	₩ 7,610,397	₩ 12,953,399	₩ 1,625,331
Intersegment sales	50,154	18,202	22,160	1,081,049	217,619
	₩ 9,399,730	₩ 2,763,251	₩ 7,632,557	₩ 14,034,448	₩ 1,842,950
Operating profit (loss)	₩ 524,594	₩ 187,309	₩ 908,401	₩ 6,057,705	₩ (242,854)
.Property, plant and equipment & Intangible assets	₩ 453,619	₩ 412,787	₩ 1,598,400	₩ 10,016,939	₩ 128,100
Depreciation & Amortization	₩ 67,352	₩ 36,786	₩ 188,767	₩ 2,308,874	₩ 64,450

	2001 Summary of Business by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
Sales	₩ 10,509,895	₩ 7,954,054	₩ 6,051,751	₩ 7,733,057	₩ 131,618
Property, plant and equipment & Intangible assets	₩ 2,276,117	₩ 4,588,856	₩ 2,438,826	₩ 4,147,148	₩ 18,950
Depreciation &Amortization	₩ 359,176	₩ 1,185,694	₩ 587,193	₩ 1,052,114	₩ 2,067

Continued;

26. Segment Information, Continued:

	2000 Summary of Business by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
	South Korea	Asia(except for South Korea)	Europe	America	Africa
Sales	₩ 10,903,384	₩ 7,539,921	₩ 5,834,774	₩ 9,916,847	₩ 88,827
Property, plant and equipment & Intangible assets	₩ 1,867,621	₩ 3,580,267	₩ 2,311,339	₩ 4,820,126	₩ 10,492
Depreciation &Amortization	₩ 296,975	₩ 787,489	₩ 501,984	₩ 1,078,890	₩ 891

27. Reclassification of 2000 Amounts:

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.